Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stock broker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

(1) CONTINUING CONNECTED TRANSACTIONS

AND

(2) NOTICE OF EGM

Independent financial adviser

to the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 4 to 23 of this circular. A letter of recommendation from the Independent Board Committee to the Independent Shareholders is set out on pages IBC-1 to IBC-2 of this circular. A letter of advice from VBG Capital to the Independent Board Committee and the Independent Shareholders is set out on pages IFA-1 to IFA-21 of this circular.

A notice convening the EGM to be held at the Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Tuesday, 6 December 2022 at 9:30 a.m. is set out on pages EGM-1 to EGM-3 of this circular.

Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Wednesday, 16 November 2022.

Precautionary measures for the EGM

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the EGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the EGM and sit at a distance from other attendees.

To the extent permitted by law, the Company reserves the right to deny entry into the EGM venue by attendees who do not comply with the precautionary measures above.

The company reminds shareholders who intend to attend the EGM in person that they should carefully consider the risks of attending the EGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the EGM by appointing the Chairman of the EGM as their proxy and to return their proxy forms by the time specified above, instead of attending the EGM in person.

20 October 2022

CONTENTS

Page

Definitions	1

Letter from the Board	4

Letter from the Independent Board Committee	IBC-1

Letter from Independent Financial Adviser	IFA-1

Appendix — General Information	A-1

Notice of EGM	EGM-1

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	Guangshen Railway Company Limited (廣深鐵路股份有限公司), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE and the A Shares of which are listed on the Shanghai Stock Exchange

“Comprehensive Services Framework Agreement”	the conditional comprehensive services framework agreement entered into between the Company and CSRG dated 28 September 2022 in relation to the mutual provision of services between the Group and the CSRG Group

“Continuing Connected Transactions”	the transactions contemplated under the Comprehensive Services Framework Agreement

“CRC”	China Railway Corporation* (中國鐵路總公司), a wholly state-owned enterprise incorporated under the PRC laws

“CRC Group”	CRC and all the companies, entities or departments owned or controlled by it (excluding the Group)

“CSRG”	China State Railway Group Co., Ltd.* (中國國家鐵路集團有限公司), formerly known as CRC, a solely state-owned enterprise established in accordance with the approval of the State Council and the Company Law of the PRC

“CSRG Group”	CSRG and all the companies, entities or departments owned or controlled by it (including the GRGC Group but excluding the Group)

“Directors”	the directors of the Company

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be convened to approve, among other things, the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“EMU trains”	Electric Multiple Unit trains

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between CRC and the Company dated 30 October 2019 in relation to the mutual provision of services between the CRC Group and the Group

“Existing Continuing Connected Transactions”	the continuing connected transactions under the Existing Comprehensive Services Framework Agreement

“GRGC”	China Railway Guangzhou Group Co., Ltd.*(中國鐵路廣州局集團有限公司), a company incorporated under the PRC laws, and the largest shareholder of the Company

“GRGC Group”	GRGC and all the companies, entities or departments owned or controlled by it (excluding the Group)

“Group”	the Company and its subsidiaries

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board established by the Board comprising all the independent non-executive Directors

“Independent Shareholders”	Shareholders other than GRGC and its associates

“Latest Practicable Date”	14 October 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on HKSE

DEFINITIONS

“NDRC”	the National Development and Reform Commission of the PRC

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	the People’s Republic of China and for the purpose of this circular excluding Hong Kong, The Macau Special Administrative Region of PRC and Taiwan

“Proposed Annual Caps”	the proposed annual caps in respect of mutual provision of services between the Group and the CSRG Group for the three financial years ending 31 December 2025

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	shares of nominal value of RMB1.00 each in the share capital of the Company

“Shareholder(s)”	shareholder(s) of the Company

“Supervisors”	the supervisors of the Company

“Supervisory Committee”	the supervisory committee of the Company

“VBG Capital”	VBG Capital Limited (建泉融資有限公司), a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“%”	per cent

*	The English names are for identification purposes only.

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

Board of Directors:

Executive Directors:

Wu Yong

Hu Lingling

Zhou Shangde

Non-executive Directors:

Guo Jiming

Hu Dan

Zhang Zhe

Independent non-executive Directors:

Frederick Ma Si-Hang

Tang Xiaofan

Qiu Zilong

Registered Office:

No. 1052 Heping Road, Luohu District

Shenzhen, Guangdong Province

The People’s Republic of China

Postal Code: 518010

Principal Place of Business in Hong Kong:

No. 112, Floor M

Hung Hom Station, Kowloon

Hong Kong

20 October 2022

To the shareholders of the Company

Dear Sir and Madam,

(1) CONTINUING CONNECTED TRANSACTIONS

AND

(2) NOTICE OF EGM

I.	INTRODUCTION

The purpose of this circular is to provide you with (a) further details of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps; (b) a letter from VBG Capital containing its advice to the Independent Board Committee and the Independent Shareholders; (c) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (d) the notice of the EGM.

LETTER FROM THE BOARD

II.	CONTINUING CONNECTED TRANSACTIONS

References are made to (i) the announcement of the Company dated 30 October 2019 and the circular of the Company dated 8 November 2019 in respect of the Existing Comprehensive Services Framework Agreement; and (ii) the announcement of the Company dated 28 September 2022 in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

At the extraordinary general meeting of the Company held on 23 December 2019, the then independent shareholders approved the Existing Comprehensive Services Framework Agreement, the Existing Continuing Connected Transactions and the annual caps for the Existing Continuing Connected Transactions for the three financial years ending 31 December 2022. Such approval will expire on 31 December 2022.

On 28 September 2022 (after trading hours), the Company and CSRG entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CSRG Group for the three financial years ending 31 December 2025.

Comprehensive Services Framework Agreement

The principal terms of the Comprehensive Services Framework Agreement are set out below:

Date :	28 September 2022

Parties :	(a) CSRG; and

(b) the Company.

Term :	three years starting from 1 January 2023, subject to the Independent Shareholders’ approval.

Scope of services :	(a) Mutual provision of railway transportation services between the Group and the CSRG Group, which comprise:

(i) production co-ordination, safety management and dispatching services;

LETTER FROM THE BOARD

(ii) application and rental services of railway infrastructures and transportation equipment;

(iii) railway communications and information services;

(iv) railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v) crew services; and

(vi) cleaning services of locomotives, trains and railway stations.

(b) Mutual provision of railway related services between the Group and the CSRG Group, which comprise:

(i) repair services of railway infrastructures and equipment;

(ii) repair services of locomotives and trains;

(iii) procurement and sales services of railway related materials;

(iv) security services;

(v) hygiene and epidemic prevention services;

(vi) property management and building maintenance services; and

(vii) project construction, management and supervision services.

LETTER FROM THE BOARD

(c) The Group will provide special entrusted railway transportation services to the CSRG Group, which include but not limited to:

(i) operation and management of passengers and freight transportation and related services; and

(ii) repair services of transportation facilities and equipment.

(d) Mutual provision of miscellaneous services between the Group and the CSRG Group that are necessary for the proper functioning of railway transportation and operation.

Pricing policies :	The pricing standards for the mutual provision of services between the Group and the CSRG Group shall be determined in the following priority to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group:

(a)   prices prescribed by the government such as the NDRC. Since the railway industry in China is government owned and heavily controlled and regulated, under certain circumstances, for example, in the event of emergencies, natural disasters and other situations where the government considers appropriate, it will prescribe prices for railway-related transactions.

The government will prescribe prices from time to time based on market conditions and practical needs. In respect of the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement, if such government-prescribed prices exist, they should be treated with the highest priority and be strictly observed.

LETTER FROM THE BOARD

(b)   if no prices prescribed by the government are available, the prices will be determined in accordance with the pricing standards and rules for national railways within the guidance price range set by the government. For example, on 29 January 2015, the NDRC promulgated the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism (《 國家發展 改革委關於調整鐵路貨運價格進一步完善價格形成機制的通知》), in which it sets out the base prices for railway freight transportation and allows railway transportation companies to set the actual prices at no more than 110% of the relevant base prices. Such guidance prices may be updated by NDRC from time to time.

This pricing policy is commonly adopted in railway transportation services.

(c) in the absence of (a) and (b) above, the prices shall be determined in accordance with the applicable industry price settlement rules. Such industry price settlement rules include:

(1)   the Notice of China Railway Corporation on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014 (《中國鐵路總公司關於明確鐵路運輸企業 2014 年財務結算有關事項的通知》) issued by CRC on 23 March 2014, in which CRC sets out various settlement rules that apply to railway companies within the national railway system, such as the name of clearance items and the new calculation methods for certain railway services items; and

LETTER FROM THE BOARD

(2)   the Notice on Amendments to Certain Parts in “Railway Freight Transportation Fee Settlement Method (Trial)” (關於修訂《鐵路貨物運輸進款清算辦法(試行)》部分內容的通知) formulated by CRC on 28 January 2019, in which CRC sets out detailed settlement methods for railway freight transportation fee settlement, carrier enterprise charges settlement, service provider settlement and other project settlement. Such industry price settlement rules may be updated from time to time.

This pricing policy is commonly adopted in railway transportation services.

(d)   in the absence of prices prescribed by the government, guidance prices set by the government and industry price settlement rules, the prices shall be determined upon negotiation in accordance with comparable market prices or pricing standards. Such market prices or pricing standards shall be determined as follows:

(1)   with respect to the services to be provided from the CSRG Group to the Group, the Company would select the most competitive service provider(s) primarily through public procurement or open tender; and

(2)   with respect to the services to be provided from the Group to the CSRG Group, the Company would compete with other service providers and would consider comparable market prices or pricing standards when submitting its offer.

This pricing policy is commonly adopted in railway related and miscellaneous services, especially those services that are not specific to railway industry, such as property management and building maintenance services.

LETTER FROM THE BOARD

(e)   in the absence of prices prescribed by the government, guidance prices set by the government, industry price settlement rules and comparable market prices or pricing standards, the prices shall be determined upon negotiation with reference to the prices of non-connected transactions of both parties entered into with their respective contracting parties. With respect to the services to be provided from the CSRG Group to the Group, the Group will compare the then current prices offered by the CSRG Group to other parties for similar services; with respect to the services to be provided from the Group to the CSRG Group, the Group will compare the then current prices offered by the Group to other parties for similar services, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group.

This pricing policy is commonly adopted in railway transportation services and railway related services that are specific to railway industry, such as railway communication services, and repair services of railway infrastructure and equipment.

(f)   if none of the pricing policies above is available, the prices shall be determined on actual costs basis plus reasonable profits (normally, with markup rate of approximately 6% to 8% which is determined based on historical transactions and market conditions), which is determined with reference to various factors including the lending interest rate offered by commercial banks in the PRC, taxes and additional charges.

This pricing policy is commonly adopted in special entrusted railway transportation services provided by the Group to the CSRG Group.

LETTER FROM THE BOARD

The Company has adopted the following internal control procedures to constantly supervise and monitor transactions under the Comprehensive Services Framework Agreement and to ensure that such transactions are conducted in accordance with their respective terms on normal commercial terms or better and will not be prejudicial to the interests of the Company and the Shareholders as a whole:

(a)	The legal department of the Company shall:

(i)	constantly monitor transactions entered into by the Company from time to time and determine whether such transactions would fall within the scope of the Continuing Connected Transactions;

(ii)

for transactions under the scope of the Continuing Connected Transactions, review the terms of such transactions to ensure that they are consistent with the terms of the Comprehensive Services Framework Agreement (including but not limited to, the pricing policies applicable to the Continuing Connected Transactions), are on normal commercial terms or better and will not be prejudicial to the interests of the Company and the Shareholders as a whole; and

(iii)

work closely with the secretariat of the Board to update the list of connected persons of the Company from time to time when needed and submit the updated list to the finance department of the Company for records.

(b)	The finance department of the Company shall:

(i)	on a monthly basis, collect and consolidate statistics in relation to the actual transaction amounts incurred under the Continuing Connected Transactions;

(ii)

on a quarterly basis, work closely with the secretariat of the Board to monitor the actual transaction amounts incurred to ensure that the Proposed Annual Caps will not be exceeded, and, in the event that the actual transaction amounts are expected to exceed the Proposed Annual Caps, report to the Board so that the Company will promptly take necessary actions and procedures to comply with relevant requirements under the Listing Rules;

(iii)	constantly monitor the market price movements within the industry and make appropriate adjustments to the prices for relevant services provided or received;

LETTER FROM THE BOARD

(iv)

constantly review the prices paid and charged for relevant services provided by and to the CSRG Group to ensure that such prices are consistent with the pricing policies under the Comprehensive Services Framework Agreement; and

(v)

constantly monitor the amounts paid to and received from the CSRG Group under the Continuing Connected Transactions and keep detailed records to ensure that the accounts for all transactions under the Comprehensive Services Framework Agreement are clearly recorded.

(c)

The independent non-executive Directors shall conduct annual review of the transactions contemplated under the Comprehensive Services Framework Agreement and the auditors of the Company shall report on the Continuing Connected Transactions annually in compliance with the requirements under the Listing Rules.

LETTER FROM THE BOARD

Historical Figures and the Proposed Annual Caps

The table below sets out the historical figures in respect of the mutual provision of services for each of the two years ended 31 December 2021 and the six months ended 30 June 2022 between the Group and the CSRG Group:

	Historical Figures (RMB million)
	For the year ended 31 December	For the year ended 31 December	For the six months ended 30 June
	2020	2021	2022
Expenditure
Amount paid to the CSRG Group by the Group for railway transportation services	5,171.82	7,268.58	3,970.12
Amount paid to the CSRG Group by the Group for railway related services	1,349.86	1,284.28	326.83
Amount paid to the CSRG Group by the Group for miscellaneous services	—	1.47	1.65

Total:	6,521.68	8,554.33	4,298.60

Revenue
Amount paid to the Group by the CSRG Group for railway transportation services	5,833.10	7,059.74	3,159.82
Amount paid to the Group by the CSRG Group for railway related services	461.65	542.99	252.65
Amount paid to the Group by the CSRG Group for special entrusted railway transportation services	3,056.81	3,097.57	1,563.45
Amount paid to the Group by the CSRG Group for miscellaneous services	18.67	21.94	27.50

Total:	9,370.23	10,722.24	5,003.42

LETTER FROM THE BOARD

The Proposed Annual Caps for each of the three years ending 31 December 2025 between the Group and the CSRG Group shall be as follows:

	Proposed Annual Caps (RMB million)
	For the year ending 31 December	For the year ending 31 December	For the year ending 31 December
	2023	2024	2025
Expenditure
Amount to be paid to the CSRG Group by the Group for railway transportation services	11,662.95	13,324.34	15,255.81
Amount to be paid to the CSRG Group by the Group for railway related services	1,961.98	2,288.31	2,676.61
Amount to be paid to the CSRG Group by the Group for miscellaneous services	415.94	478.33	550.08

Total:	14,040.87	16,090.98	18,482.50

Revenue
Amount to be paid to the Group by the CSRG Group for railway transportation services	8,981.93	9,902.64	10,896.26
Amount to be paid to the Group by the CSRG Group for railway related services	599.50	659.45	725.40
Amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services	4,413.81	5,282.32	7,150.58
Amount to be paid to the Group by the CSRG Group for miscellaneous services	415.94	478.33	550.08

Total:	14,411.18	16,322.74	19,322.32

The Group will satisfy all the fees payable to CSRG Group by internal resources.

LETTER FROM THE BOARD

During the two years ended 31 December 2021 and the six months ended 30 June 2022, the production and operation of the Company, especially the passenger transportation business was affected by the COVID-19 outbreak. Since the beginning of the outspread of the COVID-19 pandemic, measures in relation to the prevention and control of the epidemic had been put in place and with such awareness in mind, people had minimised unnecessary travel in support of containing the epidemic. A significant amount of travel plans had been canceled during the peak seasons, such as Chinese New Year holidays and the “Golden Week” holidays in October. Thus, the number of cross-network EMU trains in operation had decreased within the Group’s Guangzhou-Shenzhen inter-city network and long distance network within the PRC. The through train between Hong Kong and Guangzhou had been suspended since the implementation of the border control in Mainland China and Hong Kong which also had an adverse effect to the passenger delivery volume. In 2020 and 2021, the Company recorded a consecutive year-on-year decrease in passenger delivery volume, where the passenger delivery volume decreased from approximately 85.13 million in 2019 to 40.78 million in 2021, representing a decrease of 52.1%. Furthermore, the passenger delivery volume for the six months ended 30 June 2022 had also decreased by 37.2% as compared to the same period in 2021. As such, the outbreak of COVID-19 had affected the utilization of the annual caps of the mutual provision of services between the Group and the CRC Group during the two years ended 31 December 2021 and the six months ended 30 June 2022.

Estimation basis of the Proposed Annual Caps

In determining the Proposed Annual Caps, the Company took into consideration the following general factors:

(a)

the Chinese railway industry is expected to grow rapidly in the coming years due to the launching of certain supportive government policies. It is expected that there will be stable investments in the country’s railway industry from 2021 to 2025 in accordance with the Fourteenth Five-Year Plan on National Economics and Social Development of the PRC (《 中國國民經濟和社會發展第十四個五年規劃綱要》) and in July 2016, NDRC, Ministry of Transport and CRC jointly issued the Medium to Long Term Plan for Railway Network Development (《 中長期鐵路網規劃》), which sets out the railway network development plan for the period of 2016 to 2025. According to the Medium to Long Term Plan for Railway Network Development (《 中長期鐵路網規劃》), by the year of 2025, the length of railways in China will be extended to approximately 175,000 kilometers, representing a 17% increase from 150,000 kilometers in 2020; the length of high speed railways will increase to approximately 38,000 kilometers, representing a 26.7% increase from 30,000 kilometers in 2020.

(b)

the expected recovery and improvement from the COVID-19 pandemic situation in the PRC and Hong Kong. With the normalisation of epidemic prevention and control and the COVID-19 situation as a whole, the Group expects that the cross-network EMU trains within the Group’s Guangzhou-Shenzhen inter-city network and long distance network within the PRC will resume normal and it is also anticipated that the number of travelers will significantly increase within Mainland China. In respect of the Group’s through trains, Hong Kong and Mainland China have been working together on fully reopening their border and it is expected that the travel restrictions between the border will be relaxed. Once the border is reopened, the Group’s through trains, i.e. two railway passways from Mainland China to Hong Kong, linking with the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou and Pinghu-Yantian lines, as well as with the Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen Intercity Railway, Ganzhou-Shenzhen Railway and the East Rail Line in Hong Kong shall resume its operation. Such expected recovery and improvement from the COVID-19 pandemic situation will see an expected increase in passenger delivery volume beyond pre-pandemic level and a further increase in freight delivery volume.

LETTER FROM THE BOARD

(c)

along with the continuous and steady growth in the economy of the PRC, the volume of passenger flow is expected to maintain a growing trend. In 2021, the volume of railway passenger flow across the country reached 2.612 billion, representing a 18.5% increase from the previous year. The Company expects that the Group’s passenger volume and railway network usage will increase accordingly.

(d)

along with the fast expansion of railway network, more railway companies will be formed under CSRG to hold, control and operate new railway lines and provide ancillary services. As a result, the scope of connected persons of the Company is expected to expand on a continuous basis.

(e)	as the high-speed railway has been rapidly developing, the demand of railway companies for the Company’s high-speed railway services, has been growing accordingly.

(f)	due to the development of railway business, the Company’s future needs for railway material procurement will increase, and the connected transaction volume will increase significantly in the future.

(g)	given that the average national consumer price index increased by 2.1% year-on-year from 2019 to 2021, the price index is expected to grow by an average annual rate of 2.5% in the next three years.

LETTER FROM THE BOARD

Specifically, the Company also took into account the following factors in determining the Proposed Annual Caps:

(a)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway transportation services, since the high speed railways business has been developing rapidly, the Group expects that the volume of railway transportation services to be provided by the Group will significantly increase in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the Group may be raised in the coming years; and

(2)	new cross-network EMU trains have commenced operations, resulting in a continuous increase in the frequency of operations of EMU trains.

(b)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway transportation services, as stated in paragraph (a) above, the high speed railways business has been developing rapidly. Accordingly, the volume of railway transportation services to be provided to the Group by the CSRG Group is expected to increase significantly in the coming three years. In particular:

(1)	it is expected that the unit price for certain railway transportation services provided by the CSRG Group may be raised in the coming years;

(2)

under the condition that the impact of the epidemic is substantially eliminated and the operation of the ordinary passenger trains has returned to the normalized level without the epidemic, the trains passing through Hong Kong may resume operation at any time. The Company also plans to run more cross-line EMU trains through the high-speed railway network, such as the Nangguang Railway, Guiguang Railway, and Ganshen Railway, which have been interconnected with the Company’s lines. It is expected that the service fees (including fees for railway network settlement) to be paid to the CSRG Group by the Group will increase accordingly; and

(3)	it is expected that the volume of high-speed rail cross-line business may increase year by year, resulting in an increase in the fees for usage of high-speed rail trains.

LETTER FROM THE BOARD

(c)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services, the high speed railways in the PRC have been developing rapidly as a result of the supportive government policies and it is anticipated that more newly constructed high speed railways will be put into operation in the future, resulting in an increase in the volume of special entrusted railway transportation services to be provided by the Group. In particular:

(1)

according to the Medium to Long Term Plan for Railway Network Development (《中長期鐵路網規劃》) and the Greater Bay Area development plan, it is expected that more newly constructed railway lines in the Greater Bay Area will commence operations in the coming years and the Group may be entrusted to operate certain newly constructed railway lines and hub stations for the years from 2023 to 2025, including railway lines such as Xintang — Shantou, Shantou — Shanwei, Shenzhen — Jiangmen, and Guangzhou — Zhanjiang, etc, and hub stations such as Guangzhou Baiyun Station, Guangzhou Xintang Station, etc. In particular, in 2023, cross-line EMU trains through two of the high-speed railway network, namely, Xintang — Shantou and Shantou — Shanwei will commence operation and thereby the income from CSRG Group for railway transportation services is expected to increase. Therefore, the Group expects that the volume of special entrusted railway transportation services to be provided by the Group will also increase accordingly; and

(2)

existing and newly constructed railway lines will have synergistic effects and scale effects and further expand and improve the railway network, resulting in an increase of trains in operations. As a result, the volume of special entrusted railway transportation services to be provided by the Group will increase accordingly.

(d)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway related and miscellaneous services, as stated in paragraph (c) above, the Company anticipates that the transaction volume of special entrusted railway transportation services to be provided by the Group will increase. In order to provide such services, it is expected that the Group will incur more costs, including purchase of railway maintenance and repair services and railway materials and supplies from the CSRG Group.

(e)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway related and miscellaneous services, the labour costs and raw material costs are expected to increase and will lead to higher unit prices for certain services, which will result in an increase in the Group’s scale from providing railway related and miscellaneous services to the CSRG Group.

LETTER FROM THE BOARD

In calculating the above Proposed Annual Caps, a buffer of approximately 1% to 3% has been added to the estimated transaction amounts to allow room for any further unexpected increase in transaction volume. Such buffer for the Proposed Annual Caps has been determined with reference to the following factors:

(a)

during the period from 2021 to 2025, China will remain the scale of investment in the railway industry to promote economic development, and it is expected that China’s railway industry will continue to maintain rapid growth in the next few years in accordance with the Fourteenth Five-Year Plan on National Economics and Social Development of the PRC (《中國國民經濟和社會發展第十四個五年規劃綱要》). As China’s economy continues to grow steadily, it is expected that the national railway passenger and freight volume will also maintain growth in the next few years;

(b)

along with the continuous and steady growth in the economy of the PRC and the 18.5% increase in passenger volume of the railway industry in the past year, our revenue, passenger volume and railway network usage have been increasing. The Company expects that the mutual provision of relevant services between the Group and the CSRG Group will increase accordingly; and

(c)

along with the increase in costs, including wages, repair and maintenance expenses and procurement of supplies in relation to the railway transportation services, railway related services and special entrusted railway transportation services, the Group expects that the transaction amount will also increase.

Information on CSRG and the Company

(a)	CSRG

CSRG (formerly known as CRC) is a solely state-owned enterprise under the management of the central government with registered capital of RMB1.7395 trillion. CSRG focuses on railway passenger and freight transport services and carries out diversified business operation. Its responsibilities include: unified control and command of railway transport, unified allocation of transport capacity of the network, public welfare transport specified by national regulations and railway revenue clearing and income management.

LETTER FROM THE BOARD

(b)	the Company

The Company is mainly engaged in railway passenger and freight transportation business, the Hong Kong Through Train passenger transportation business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives.

Reasons for Entering into the Continuing Connected Transactions

It is not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company for the following reasons:

(a)

CSRG is the only available provider in the PRC market for certain services that are necessary for the operations of the Company. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the CSRG Group and the Group at prices determined upon arm’s length negotiation and in accordance with prices specified by the government, guidance prices set by the government, prices determined in accordance with applicable industry price settlement rules, comparable market prices or prices determined on actual cost basis plus reasonable profits, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group;

(b)	given that the CSRG Group controls and administers the operations of relevant railway lines in the PRC, the Company requires certain support or cooperation services from the CSRG Group; and

(c)

the Existing Continuing Connected Transactions in respect of mutual provision of services between the CSRG Group and the Group were entered into in the ordinary and usual course of business of the Company and have been conducted by the CSRG Group and the Group for many years.

Listing Rules Implication

GRGC is the largest Shareholder and owns an aggregate of 37.12% of the issued share capital of the Company as at the date of this circular. CSRG (formerly known as CRC) is the de facto controller of GRGC and therefore a connected person of the Company under the Listing Rules. The transactions between the CSRG Group and the Group under the Comprehensive Services Framework Agreement will constitute continuing connected transactions of the Company under the Listing Rules.

LETTER FROM THE BOARD

As one or more of the applicable Percentage Ratios in respect of the Continuing Connected Transactions exceed 5%, the Continuing Connected Transactions will be subject to the reporting, annual review, announcement, circular and Independent Shareholders’ approval requirements pursuant to Chapter 14A of the Listing Rules.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from the IFA) consider that the Comprehensive Services Framework Agreement is entered into in the usual and ordinary course of business of the Group, is negotiated on an arm’s length basis and on normal commercial terms or on terms no less favorable than those available to or from independent third parties under prevailing local market conditions. The Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the aggregate service fees under the Comprehensive Services Framework Agreement shall exceed the Proposed Annual Caps or if there is any material amendment to the terms of the Comprehensive Services Framework Agreement.

Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe were considered to have material interests in the transactions contemplated under the Comprehensive Services Framework Agreement by virtue of being employed by GRGC and had thus had abstained from voting on resolutions of the Board in respect of the foregoing transactions. Save as disclosed above, none of the Directors has any material interests in the Continuing Connected Transactions or is required to abstain from voting on resolutions of the Board in respect of the foregoing transactions.

III.	EGM

A notice convening the EGM at which ordinary resolution will be proposed to the Independent Shareholders to consider and, if thought fit, to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps and all matters relating thereto, and the notice of the meeting is set out on pages EGM-1 to EGM-3 of this circular. Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on or before Wednesday, 16 November 2022.

LETTER FROM THE BOARD

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

GRGC, which directly held an aggregate of 2,629,451,300 Shares, representing approximately 37.12% of the total issued share capital of the Company as at the Latest Practicable Date, and its associates, will abstain from voting on Resolution No. 1. As at the Latest Practicable Date, GRGC is entitled to exercise or control the exercise of the voting rights in respect of all its Shares, representing approximately 37.12% of the voting rights in respect of the total issued Shares.

Save as disclosed above, to the extent that the Company is aware and having made all reasonable enquiries, as at the Latest Practicable Date, there is no voting trust or other agreement, arrangement or understanding entered into by or binding upon any Shareholders and none of the Shareholders is subject to any obligation or entitlement, whereby such Shareholder has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, whether generally or on a case-by-case basis.

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

IV.	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An Independent Board Committee, comprising Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong, has been established to advise the Independent Shareholders in relation to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. None of the members of the Independent Board Committee is interested or involved in the Continuing Connected Transactions. Your attention is drawn to the letter from the Independent Board Committee dated 20 October 2022 set out on pages IBC-1 to IBC-2 of this circular.

VBG Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. Your attention is drawn to the letter from VBG Capital to the Independent Board Committee and the Independent Shareholders dated 20 October 2022 set out on pages IFA-1 to IFA-21 of this circular.

V.	RECOMMENDATION

The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

LETTER FROM THE BOARD

Having taken into account the advice of VBG Capital, the Directors (including the independent non-executive Directors) consider that (i) the terms of the Continuing Connected Transactions are fair and reasonable; (ii) the Continuing Connected Transactions are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (iii) the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

VI.	ADDITIONAL INFORMATION

Your attention is also drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
Guangshen Railway Company Limited Wu Yong
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

20 October 2022

To the Independent Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 20 October 2022 (the “Circular”), of which this letter forms part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the section headed “Definitions” of the Circular.

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, (a) the terms of the Continuing Connected Transactions are fair and reasonable; (b) the Continuing Connected Transactions are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (c) the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are in the interests of the Company and the Shareholders as a whole.

VBG Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

- IBC-1 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the Comprehensive Services Framework Agreement, the Continuing Connected Transactions, the Proposed Annual Caps, and the opinion and advice of VBG Capital in relation thereto, which are set out on pages IFA-1 to IFA-21 of the Circular, we are of the opinion (a) that the terms of the Continuing Connected Transactions are fair and reasonable; (b) that the Continuing Connected Transactions are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Group; and (c) that the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Yours faithfully,

For and on behalf of

Independent Board Committee

Mr. Frederick Ma Si-Hang

Independent non-executive

Director

Mr. Tang Xiaofan

Independent non-executive

Director

Mr. Qiu Zilong

Independent non-executive

Director

- IBC-2 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Set out below is the text of a letter received from VBG Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps for the purpose of inclusion in this circular.

21/F., Low Block Grand Millennium Plaza 181 Queen’s Road Central Hong Kong 20 October 2022

To:	The independent board committee and the independent shareholders of Guangshen Railway Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular dated 20 October 2022 issued by the Company to the Shareholders (the “Circular”), of which this letter of advice forms part. Capitalised terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed “Definitions” in the Circular unless the context requires otherwise.

On 28 September 2022, the Company and CSRG entered into the Comprehensive Services Framework Agreement to set out a framework for the mutual provision of services between the Group and the CSRG Group for the three years ending 31 December 2025.

According to the Letter from the Board, the Continuing Connected Transactions constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules, and are subject to the reporting, announcement, circular and independent shareholders’ approval requirements.

- IFA-1 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising Messrs Frederick Ma Si-Hang, Tang Xiaofan, Qiu Zilong (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Comprehensive Services Framework Agreement and the Proposed Annual Caps are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps at the EGM. We, VBG Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders (as defined in the Listing Rules) of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Company (including but not limited to those contained or referred to in the Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Company were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

- IFA-2 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular or the Circular misleading. We, as the independent financial adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, the GRGC Group, the CSRG Group or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Comprehensive Services Framework Agreement and the Continuing Connected Transactions. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

Shareholders should note that as the Proposed Annual Caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2025, and they do not represent forecasts of revenues or costs to be recorded from the Comprehensive Services Framework Agreement and the Continuing Connected Transactions. Consequently, we express no opinion as to how closely the actual revenue and cost to be recorded under the Comprehensive Services Framework Agreement and the Continuing Connected Transactions will correspond with the Proposed Annual Caps.

- IFA-3 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps, we have taken into consideration the following principal factors and reasons:

1.	Background of and reasons for the Continuing Connected Transactions

Information on the Group

The Company is mainly engaged in railway passenger and freight transportation business, the Hong Kong Through Train passenger transportation business in cooperation with MTR Corporation Limited and provision of railway management services for other railway companies in the PRC. The Company is also engaged in provision of integrated services in relation to railway facilities and technology, commercial trading and operation of other industrial businesses that are consistent with the Company’s objectives.

Information on CSRG

As extracted from Letter from the Board, CSRG is a solely state-owned enterprise under the management of the central government with registered capital of RMB1.7395 trillion. CSRG focuses on railway passenger and freight transport services and carries out diversified business operation. Its responsibilities include: unified control and command of railway transport, unified allocation of transport capacity of the network, public welfare transport specified by national regulations and railway revenue clearing and income management.

Reasons for and possible benefits of the Comprehensive Services Framework Agreement

As advised by the Directors, it is not only beneficial but also necessary for the Company to conduct the Continuing Connected Transactions in order to facilitate the operations of the Company for the following reasons:

(a)

CSRG is the only available provider in the PRC market for certain services that are necessary for the operations of the Company. The services contemplated under the Comprehensive Services Framework Agreement will be mutually provided between the Group and the CSRG Group at prices determined upon arm’s length negotiation and in accordance with prices specified by the government, guidance prices set by the government, prices determined in accordance with applicable industry price settlement rules, comparable market prices or prices determined on actual cost basis plus reasonable profits, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group;

- IFA-4 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

(b)	given that the CSRG Group controls and administers the operations of relevant railway lines in the PRC, the Company requires certain support or cooperation services from the CSRG Group; and

(c)

the Existing Continuing Connected Transactions in respect of mutual provision of services between the Group and the CSRG Group were entered into in the ordinary and usual course of business of the Company and have been conducted by the CSRG Group and the Group for many years.

In view of (i) the well-established cooperative relationship between the Group and the CSRG Group for mutual provision of services; (ii) the CSRG Group’s good understanding of the service requirements of the Group; (iii) the revenue transactions under the Comprehensive Services Framework Agreement have generated considerable income to the Group; (iv) the Continuing Connected Transactions are indispensable to the Group’s principal business given that the CSRG Group controls and administers the operations of relevant railway lines in the PRC; and (v) the absence of alternative provider in the railway industry for certain services, we are of the opinion that the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group.

2.	Principal terms of the Comprehensive Services Framework Agreement

Summarised below are the principal terms of the Comprehensive Services Framework Agreement as extracted from the Letter from the Board:

Date:	28 September 2022

Parties:	(a) CSRG; and

(b) the Company.

Term:	Three years starting from 1 January 2023, subject to the Independent Shareholders’ approval.

- IFA-5 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Scope of services:	(a) Mutual provision of railway transportation services between the Group and the CSRG Group, which comprise:

(i) production co-ordination, safety management and dispatching services;

(ii) application and rental services of railway infrastructures and transportation equipment;

(iii) railway communications and information services;

(iv) railway network services (including but not limited to passenger services, water supply in trains, use of railway lines, traction and electricity supply for locomotives and ticket services);

(v) crew services; and

(vi) cleaning services of locomotives, trains and railway stations.

(b) Mutual provision of railway related services between the Group and the CSRG Group, which comprise:

(i) repair services of railway infrastructures and equipment;

(ii) repair services of locomotives and trains;

(iii) procurement and sales services of railway related materials;

(iv) security services;

(v) hygiene and epidemic prevention services;

(vi) property management and building maintenance services; and

(vii) project construction, management and supervision services.

- IFA-6 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

(c) The Group will provide special entrusted railway transportation services to the CSRG Group, which include but are not limited to:

(i) operation and management of passengers and freight transportation and related services; and

(ii) repair services of transportation facilities and equipment.

(d) Mutual provision of miscellaneous services between the Group and the CSRG Group that are necessary for the proper functioning of railway transportation and operation.

Pricing policy:	The pricing standards for the mutual provision of services between the Group and the CSRG Group shall be determined in the following priority to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group:

(a)   prices prescribed by the government such as the NDRC (the “Government Prescribed Prices”). Since the railway industry in the PRC is government owned and heavily controlled and regulated, under certain circumstances, for example, in the event of emergencies, natural disasters and other situation where the government considers appropriate, it will prescribe prices for railway-related transactions. The government will prescribe prices from time to time based on market conditions and practical needs.

In respect of the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement, if the Government Prescribed Prices exist, they should be treated with the highest priority and be strictly observed.

- IFA-7 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

(b)   if no Government Prescribed Prices are available, prices will be determined in accordance with the pricing standards and rules for national railways within the guidance price range set by the government (the “Guidance Prices”). For example, on 29 January 2015, the NDRC promulgated the Notice on Price Adjustment for Railway Freight Transportation and Further Improvement of Price Determination Mechanism (《國家發展改革委關於調整鐵路貨運價格進一步完善價格形成機制的通知》), which sets out the base prices for railway freight transportation and allows railway transportation companies to set the actual prices at no more than 110% of the relevant base prices. The Guidance Prices may be updated by the NDRC from time to time. This pricing policy is commonly adopted in railway transportation services.

(c)   in the absence of (a) and (b) above, prices shall be determined in accordance with the applicable industry price settlement rules (the “Industry Rules”). The Industry Rules include: (1) the Notice of China Railway Corporation on Clarification of Financial Settlement Matters for Railway Transportation Companies for the Year of 2014 《( 中國鐵路 總公司關於明確鐵路運輸企業 2014 年財務結算有關事項的通知》) issued by the CRC on 23 March 2014, which sets out various settlement rules that apply to railway companies within the national railway system, such as the name of clearance items and the new calculation methods for certain railway services items; and (2) the Notice on Amendments to Certain Parts in “Railway Freight Transportation Fee Settlement Method (Trial)” (關于修訂《鐵路貨物運輸進款清算辦法 (試行) 》部分內容的通知) formulated by the CRC on 28 January 2019, which sets out detailed settlement methods for railway freight transportation fee settlement, carrier enterprise charges settlement, service provider settlement and other project settlement. The Industry Rules may be updated from time to time. This pricing policy is commonly adopted in railway transportation services.

- IFA-8 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

(d)   in the absence of the Government Prescribed Prices, the Guidance Prices and the Industry Rules, prices shall be determined upon negotiation in accordance with comparable market prices or pricing standards. Such market prices or pricing standards shall be determined as follows: (1) with respect to the services to be provided by the CSRG Group to the Group, the Company would select the most competitive service provider(s) primarily through public procurement or open tender; and (2) with respect to the services to be provided by the Group to the CSRG Group, the Company would compete with other service providers and would consider comparable market prices or pricing standards when submitting its offer. This pricing policy is commonly adopted in railway related and miscellaneous services, especially those services that are not specific to railway industry, such as property management and building maintenance services.

(e)   in the absence of the Government Prescribed Prices, the Guidance Prices and the Industry Rules, and comparable market prices or pricing standards, prices shall be determined upon negotiation with reference to the prices of non-connected transactions of both parties entered into with their respective contracting parties. With respect to the services to be provided by the CSRG Group to the Group, the Group will compare the then current prices offered by the CSRG Group to other parties for similar services; with respect to the services to be provided by the Group to the CSRG Group, the Group will compare the then current prices offered by the Group to other parties for similar services, to ensure that the mutual provision of services between the Group and the CSRG Group under the Comprehensive Services Framework Agreement will be on normal commercial terms or better to the Group. This pricing policy is commonly adopted in railway transportation services and railway related services that are specific to railway industry, such as railway communication services, and repair services of railway infrastructure and equipment.

- IFA-9 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

(f)   if none of the pricing policies above are available, prices shall be determined on actual cost basis plus reasonable profits (normally, with mark-up rate of approximately 6% to 8% which is determined based on historical transactions and market conditions), which is determined with reference to various factors including the lending interest rate offered by commercial banks in the PRC, taxes and additional charges. This pricing policy is commonly adopted in special entrusted railway transportation services provided by the Group to the CSRG Group.

In connection with the aforesaid pricing basis under the Comprehensive Services Framework Agreement, we noted that prices of the services shall be determined firstly based on the Government Prescribed Prices, followed by the Guidance Prices and the Industry Rules. We have studied those pricing standards. In light of that those standards are legitimate and impartial for the entire railway industry, we consider such pricing basis to be fair and reasonable. As for situation (d) and (e) above where the Government Prescribed Prices, the Guidance Prices and the Industry Rules are all unavailable, we have requested and obtained (i) the standard price lists of the Group for various railway transportation services; and (ii) around 15 samples of tender documents in relation to certain large scale railway transportation projects conducted by the Group from 2019 to 2021. The samples were selected by us on a random basis and we consider them to be sufficient, fair and representative. We understand from the Directors that based on market research and industry knowledge, the Group would set the standard reference prices for various railway transportation services, and ensure that the mutual provision of services between the Group and the CSRG Group pursuant to the Comprehensive Services Framework Agreement would follow those standard reference prices. In the case of large scale railway transportation projects, the Company would carry out an open tender to ensure that only the most competitive service provider is selected through public procurement. Thus, the pricing basis for situation (d) and (e) above is also fair and reasonable. Lastly, with regard to the special entrusted railway transportation services provided by the Group to the CSRG Group, we noted that prices shall be determined on actual cost basis plus reasonable profits. Taking into account that as represented by the Directors, the profit margin adopted is comparable to the market profit margin of relevant services, we are of the view that such pricing basis is fair and reasonable.

With the above being the case, we concur with the Directors that the terms of the Comprehensive Services Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

- IFA-10 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

3.	The Proposed Annual Caps

The below table illustrates the Proposed Annual Caps for the expenditure transactions and revenue transactions contemplated under the Comprehensive Services Framework Agreement:

	The Proposed Annual Caps (RMB million)
	2023	2024	2025
Expenditure transactions
Amount to be paid to the CSRG Group by the Group for railway transportation services	11,662.95	13,324.34	15,255.81
Amount to be paid to the CSRG Group by the Group for railway related services	1,961.98	2,288.31	2,676.61
Amount to be paid to the CSRG Group by the Group for miscellaneous services	415.94	478.33	550.08

Total (Note 1)	14,040.87	16,090.98	18,482.50

	The Proposed Annual Caps (RMB million)
	2023	2024	2025
Revenue transactions
Amount to be paid to the Group by the CSRG Group for railway transportation services	8,981.93	9,902.64	10,896.26
Amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services	4,413.81	5,282.32	7,150.58
Amount to be paid to the Group by the CSRG Group for railway related services	599.50	659.45	725.40
Amount to be paid to the Group by the CSRG Group for miscellaneous services	415.94	478.33	550.08

Total (Note 2)	14,411.18	16,322.74	19,322.32

- IFA-11 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Notes:

(1)

The Proposed Annual Caps for the expenditure transactions are expected to soar year-on-year by approximately 20.6% (as compared to the estimated actual transaction amounts in 2022), 14.6% and 14.9% from 2023 to 2025, averaging to approximately 16.7%.

(2)

The Proposed Annual Caps for the revenue transactions are expected to soar year-on-year by approximately 19.5% (as compared to the estimated actual transaction amounts in 2022), 13.3% and 18.4% from 2023 to 2025, averaging to approximately 17.1%.

Our assessment on the Proposed Annual Caps

For our due diligence purpose, we have discussed with the Directors and obtained the following supporting information in relation to the basis of determination of the Proposed Annual Caps:

(a)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway transportation services, as the high-speed railways business has been developing rapidly, the volume of railway transportation services to be provided to the Group by the CSRG Group is expected to increase in the coming three years.

In particular: (1) it is expected that the unit price for certain railway transportation services provided by the CSRG Group may be raised in the coming years; (2) under the condition that the impact of the Covid-19 pandemic (the “Pandemic”) is substantially eliminated and the operation of the ordinary passenger trains has returned to the normalized level without the Pandemic, the trains passing through Hong Kong may resume operation at any time. The Company also plans to run more cross-network EMU trains through the high-speed railway network which have been interconnected with its other railways lines. Accordingly, the service fees (including the fees for railway network settlement) to be paid to the CSRG Group by the Group will increase; and (3) it is expected that the volume of high-speed rail cross-line business may increase year by year, resulting in an increase in the fees for usage of high-speed rail trains.

(b)

with respect to the Proposed Annual Caps for the amount to be paid to the CSRG Group by the Group for railway related and miscellaneous services, as being elaborated in point (d) below, the Company anticipates that the transaction volume of special entrusted railway transportation services to be provided by the Group will increase. In order to provide such services, it is expected that the Group will incur more costs, including the purchase costs of railway maintenance and repair services and railway materials and supplies from the CSRG Group.

- IFA-12 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

(c)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway transportation services, as the high-speed railways business has been developing rapidly, the volume of railway transportation services to be provided to the CSRG Group by the Group is expected to increase in the coming three years.

In particular: (1) it is expected that the unit price for certain railway transportation services provided by the Group may be raised in the coming years; and (2) certain new cross-network EMU trains have commenced operations, resulting in a continuous increase in the frequency of operations of EMU trains.

(d)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for special entrusted railway transportation services, the high-speed railways in the PRC have been developing rapidly as a result of the supportive government policies and it is anticipated that more newly constructed high-speed railways will be put into operation in the future, resulting in an increase in the volume of special entrusted railway transportation services to be provided by the Group.

In particular: (1) according to the “Medium to Long Term Plan for Railway Network Development”《中長期鐵路網規劃》and the Greater Bay Area development plan, it is expected that more newly constructed railway lines in the Greater Bay Area will commence operations in the coming years and the Group may be entrusted to operate certain newly constructed railway lines and hub stations from 2023 to 2025, including the Xintang-Shantou, Shantou-Shanwei, Shenzhen-Jiangmen, and Guangzhou-Zhanjiang lines and hub stations such as Guangzhou Baiyun Station and Guangzhou Xintang Station. In 2023, cross-network EMU trains through two of the high-speed railway network, namely Xintang-Shantou and Shantou-Shanwei, will commence operation; and (2) the existing and newly constructed railway lines will have synergistic effect, thereby further expanding and improving the railway network, resulting in an increase of trains in operations.

(e)

with respect to the Proposed Annual Caps for the amount to be paid to the Group by the CSRG Group for railway related and miscellaneous services, the labour costs and raw material costs are expected to increase and will lead to higher unit prices for certain services, which will lead to an enlargement in scale of provision of railway related and miscellaneous services by the Group to the CSRG Group.

- IFA-13 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

After analyzing the basis of determination of the Proposed Annual Caps for the expenditure transactions and revenue transactions contemplated under the Comprehensive Services Framework Agreement as detailed above, we noted that the Company’s estimation of the Proposed Annual Caps rely largely on three crucial factors, namely (1) the future development blueprint of the Group and prospects of the railway industry, especially under the supportive policies of the PRC government; (2) the expected industry recovery after the Pandemic; and (3) the possible inflation and rise in prices of the railway services. We have therefore performed the related independent market research and further dug into the Group’s operation and future development blueprint to assess the fairness and reasonableness of the Proposed Annual Caps:

The Group’s operation and future development blueprint

As aforementioned, the Company is mainly engaged in the railway passenger and freight transportation businesses. The Company solely operates the Shenzhen-Guangzhou-Pingshi Railway, which is approximately 481.2 kilometers long and connects the entire Guangdong province vertically. The Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou Railway, forming an aorta connecting northern and southern China; whereas the Guangzhou-Shenzhen Railway is one of the two railway pass ways from Mainland China to Hong Kong, linking the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou and Pinghu-Yantian lines, as well as the Xiamen-Shenzhen Railway, Guangzhou-Dongguan-Shenzhen Intercity Railway, Guiyang-Guangzhou Railway, Nanning-Guangzhou, Ganzhou-Shenzhen Railway and the East Rail Line in Hong Kong, which forms a key integral part of the railway transportation network in the PRC.

The passenger transportation business of the Company includes the transportation businesses of Guangzhou-Shenzhen inter-city trains (including Guangzhou East to Chaozhou-Shantou cross-network EMU trains), long-distance trains and Hong Kong Through Trains. The Company adopts an “as-frequent-as-buses” operation for Guangzhou-Shenzhen inter-city trains, meaning that one pair of China Railway High-speed Trains are dispatched every ten minutes on average during peak hours between Guangzhou and Shenzhen. The through trains passing through Hong Kong, jointly operated by the Company and MTR Corporation Limited, are an important means of transportation for travelling between Guangzhou and Hong Kong. The Company also operates a number of long-distance trains running from and to Guangzhou and Shenzhen, connecting most of the provinces, autonomous regions and municipals across the PRC. Taking the advantage of commencement of operation of the Guiyang-Guangzhou Railway, Nanning-Guangzhou and Ganzhou-Shenzhen Railway to interconnect with the Guangzhou-Shenzhen Intercity Railway, the Company will actively organise the operation of cross-line high-speed trains from Guangzhou and Shenzhen.

- IFA-14 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

As regards the freight transportation business, the Company is not only well-equipped with comprehensive freight facilities which enable the efficient transportation of full load cargos, single load cargos, containers, bulky and heavy cargos, dangerous goods, perishable goods and oversized cargos, but also operates rail lines which are closely connected to major ports in Guangzhou and Shenzhen and are at the same time connected to several large industrial zones, logistics zones, and plants and mining enterprises in the Pearl River Delta region via railroad sidings. The major market of the Company’s freight transportation business is domestic mid-to-long-distance transportation. With the successive completion and commencement of operation of a series of high-speed railways and inter-city railways in the Greater Bay Area, it is expected that the Company will release more common line railway cargo transportation capacity. Going forward, the Company will actively implement the national policy of switching “Highway Transportation to Railway Transportation (公轉鐵)”, and fully explore the freight resources.

Prospects of the railway industry

Based on our independent research, on top of the “Medium to Long Term Plan for Railway Network Development”《中長期鐵路網規劃》and the Greater Bay Area development plan, the PRC government has promulgated a series of favourable policies to support the ongoing advancement of the railway industry, a summary of which is as follows:

Date of announcement	Name of policies	Related content
November 2021	“The 14th Five-Year Plan of the Development on Integrated Transport Service”《綜合運輸服務 “十四五”發展規劃》	By 2025, the passenger services provided by automated guided railways in the PRC shall constantly increase. The proportion of intermodal transport and efficiency of transshipment shall be promoted in order to develop the nationwide transportation structure and further reduce the logistics costs.

March 2021	“Opinions on Improving Railway Network Plan and Construction Works”《 關 於 進 一 步 做 好 鐵 路 規 劃建設工作的意見》	By 2035, the railway network plan and scale shall be optimised, and the construction of railway shall be improved in a scientific and orderly manner. Safety standard, efficiency, and service quality shall be enhanced.

- IFA-15 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Date of announcement	Name of policies	Related content
February 2021	“National Comprehensive Three-dimensional Transportation Network Planning Outline” 《 國 家 綜合立體交通網規劃綱要》	The PRC shall construct a national comprehensive three-dimensional transportation network consisting of (a) railways as backbone; (b) highways as foundation; and (c) water transportation and civil aviation as the comparative advantages. The total length of railway network shall reach approximately 200,000 kilometers by 2035.

January 2021	“Guiding Opinions to the Ministry of Transport of the PRC in relation to the New Development Layout of Services Building” 《交通運輸部關 於 服 務 構 建 新 發 展 格 局 的 指 導 意 見》	To steadily progress on building high-speed rail line, strengthening the construction of main lines in central and western of the PRC, and achieving the “four-network convergence (四網 融合 )” of main-lines, inter-city, municipal (rural) and urban railway transit.

August 2020	“Outline of Railway Plans on Developing National Strength in Transportation in the New Era” 《新時代交通強國鐵路先行規劃綱 要》	By 2035, the PRC shall become a superpower in railway modernisation, and by 2050, the PRC shall become a superpower in railway modernisation with higher standards and more comprehensive services.

November 2019	“Announcement on Implementing the Catalogue for Guiding Industry Restructuring (2019 Version)” 《產 業結構調整指導目錄(2019年本)》	Encouraging the development of (a) large-scale road machinery maintenance; (b) railway engineering; (c) bridge-cum-tunnel detection equipment; (d) new railway line construction; and (e) existing expansion of railway reconstruction and construction of special roads for railway.

- IFA-16 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Date of announcement	Name of policies	Related content
September 2019	“The Program of Building National Strength in Transportation”《交通 強國建設綱要》	By 2035, there shall be a fast and sound main lines network, and an extensive basic network connecting the transportation between urban and rural areas. The “national 123 transportation circle” and a “global 123 fast movement of goods circle” shall have been basically established.

In alignment with the central government’s supportive policies, the Guangdong Provincial Government has also announced the following major policy to promote the expansion of the railway industry:

Date of announcement	Name of policies	Related content
September 2021	“The 14th Five-Year Plan for the Development of Transport System in Guangdong” 《 廣 東 省 綜 合 交 通 運輸體系“十四五”發展規劃》	To improve the quality and efficiency of railway transport and build an integrated railway hub for passenger traffic and freight focusing on (a) inter-model convergence; (b) three-dimensional design; and (c) resources integration. By 2025, the overall railway mileage shall attain 6,500 kilometers, including 3,600 kilometers for high-speed railway mileage and 800 kilometers for inter-city railway mileage.

Industry recovery in 2021

We noted from our independent research that the national railway industry had been adversely affected by the initial outbreak of the Pandemic in 2020. Based on the data released by the Ministry of Transport of the PRC, in 2020, notwithstanding that freight transportation was relatively stable nationwide, passenger transportation was hit hard by the Pandemic, with the total passenger volume and passenger turnover being approximately 2.2 billion and 826.6 billion passengers per kilometers, decreasing substantially by approximately 39.8% and 43.8%, respectively, as compared to 2019. Nevertheless, soon after the outbreak, the PRC government has imposed effective measures to combat the Pandemic. As a result of the successful combat of the Pandemic by the PRC government, the national railway industry experienced prompt recovery in 2021, with the total passenger volume and passenger turnover surging substantially by approximately 18.5% and 15.7%, respectively, as compared to 2020.

- IFA-17 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Moreover, with reference to our independent research, alike the situation faced by national railway industry, the railway industry of Guangdong province has experienced similar ups and downs during the past few years. As revealed by the data released by the Guangdong Statistics Department, the province’s total freight volume and freight turnover reduced by approximately 4.2% and 6.4%, respectively, in 2020 as compared to 2019. The reduction was even more extensive for passenger transportation, whereby the total passenger volume and passenger turnover reduced by approximately 40.9% and 38.4%, respectively, in 2020 as compared to 2019. Despite the said downturn, the Guangdong railway industry recovered shortly in 2021 owing to the successfully combat of the Pandemic by the PRC government. Its total freight volume and freight turnover mounted robustly by approximately 26.4% and 28.0%, respectively, in 2021 as compared to 2020. At the same time, its total passenger volume and passenger turnover also mounted by approximately 6.1% and 6.4%, respectively, in 2021 as compared to 2020.

For instance, set out below are the historical transactions amounts of the continuing connected transactions between the Group and the CSRG Group during the past 5-year period as provided by the Company:

	Historical transactions amounts (RMB million)
	2017	2018	2019	2020	2021
Expenditure transactions	5,605.02	6,452.88	7,362.84	6,521.68	8,554.33
% change as compared to prior year	Not Applicable	15.13%	14.10%	(11.42)%	31.17%
Revenue transactions	7,719.97	8,960.25	9,803.76	9,370.23	10,722.24
% change as compared to prior year	Not Applicable	16.07%	9.41%	(4.42)%	14.43%

As depicted by the above table, the historical transactions amounts of the continuing connected transactions between the Group and the CSRG Group had demonstrated a steady year-on-year growth of between 9.4% and 16.1% before the initial outbreak of the Pandemic in early 2020. Due to the detrimental impact of the Pandemic, the size of both the expenditure transactions and revenue transactions shrank in 2020. However, amid the industry recovery in 2021, the actual amounts of the expenditure transactions and revenue transactions jumped significantly by approximately 31.2% and 14.4%, respectively, in 2021 as compared to 2020.

- IFA-18 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

During the first half of 2022, the repeated outbreaks of the Pandemic had affected the passenger transportation business of the Group. Consequently, the historical transactions amounts of the Existing Connected Transactions for the six months ended 30 June 2022 remained relatively stagnant. Notwithstanding this, with the improvement of the Pandemic situation in the PRC, especially that according to news commentaries Hong Kong and Mainland China have been working together on fully reopening their border and it is expected that the travel restrictions between the border will be relaxed. Once the border is reopened, the Group’s Hong Kong Through Trains shall resume its operation. Such expected recovery will lead to an expected increase in passenger delivery volume and freight delivery volume. Coupled with the commencement of operation of the cross-network EMU trains through two of the high-speed railway network, namely Xintang-Shantou and Shantou-Shanwei, in 2023, the actual amounts of the expenditure transactions and revenue transactions are likely to increase in the second half of 2022 and 2023.

Possible inflation and rise in prices of railway services

To understand the possible inflation and rise in prices of railway services, we found the following relevant data released by the National Statistics Bureau of the PRC:

Year-on-year change	2017	2018	2019	2020	2021
Consumer price index	1.6%	2.1%	2.9%	2.5%	0.9%
Producer price index	6.3%	3.5%	(0.3)%	(1.8)%	8.1%
Purchase price index	8.1%	4.1%	(0.7)%	(2.3)%	11.0%

It is noted that each of the consumer price, producer price and purchase price indices had been climbing in 2017 and 2018. Again, as disrupted by the Pandemic, inflation in the PRC was slightly curbed in 2020. Nonetheless, the said three price indices have already picked up the upward moving momentum in 2021, with the positive change in the producer price and purchase price indices surpassing 8% and 10%, respectively. For this reason, we are of the view that the Directors’ prediction on the possible inflation and rise in prices of railway services in future is justifiable.

- IFA-19 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

After considering the above factors, we are of the view that the Proposed Annual Caps are fair and reasonable estimation of the future amounts of the Continuing Connected Transactions judging from the historical transactions amounts of the continuing connected transactions between the Group and the CSRG Group, the recovery of the railway industry in 2021 and the possible future inflation and rise in prices of railway services. In addition, the expected surging demand for mutual services under the Comprehensive Services Framework Agreement is well substantiated by the Group’s massive operation scale and development potential, together with the positive outlook of the railway industry leveraging on the government’s supportive policies. As such, we concur with the Directors that the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned.

4.	Internal control and compliance with the Listing Rules

As referred to in the Letter from the Board, the Group has adopted a series of internal control measures to supervise the Continuing Connected Transactions.

In addition, the Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 and 14A.55 of the Listing Rules pursuant to which (i) the total amounts of the Continuing Connected Transactions must be restricted by the Proposed Annual Caps for the three years ending 31 December 2025; (ii) terms of the Comprehensive Services Framework Agreement (together with the Proposed Annual Caps) must be reviewed by the independent non-executive Directors annually; and (iii) details of independent non-executive Directors’ annual review on the terms of the Comprehensive Services Framework Agreement (together with the Proposed Annual Caps) must be included in the Company’s subsequent published annual reports and financial accounts. As also stipulated under Rule 14A.56 of the Listing Rules, auditors of the Company must provide annually a letter to the Board confirming, among other things, that the Continuing Connected Transactions are carried out in accordance with the terms under relevant agreements and the pricing policies of the Company in all material respects, and the Proposed Annual Caps are not being exceeded. In the event that the total amounts of the Continuing Connected Transactions exceed the Proposed Annual Caps, or that there is any material amendment to the terms of the Comprehensive Services Framework Agreement, the Company, as confirmed by the Directors, shall comply with the applicable provisions of the Listing Rules governing continuing connected transaction.

For our due diligence purpose, we have requested and obtained (i) the annual work report of the audit committee of the Company; (ii) the annual review opinion regarding the Continuing Connected Transactions from the independent non-executive Directors; and (iii) the annual confirmation letter regarding the Continuing Connected Transactions from the auditors of the Company. We noted from the aforesaid reports/confirmation letter that under the internal control measures of the Group, the Continuing Connected Transactions are subject to regular supervision by the senior officials of the Company who are independent, as well as the external auditors of the Company.

- IFA-20 -

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Having the internal control measures of the Group and the stipulated requirements for continuing connected transaction of the Listing Rules in place, the Continuing Connected Transactions will be monitored and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Comprehensive Services Framework Agreement and the Proposed Annual Caps are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Comprehensive Services Framework Agreement, the Continuing Connected Transactions and the Proposed Annual Caps and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of VBG Capital Limited Doris Sing
Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 17 years of experience in corporate finance.

- IFA-21 -

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests and short positions of the Directors, Supervisors and chief executive in the securities of the Company and its associated corporations

As at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company or their respective associates had any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were (a) required to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules.

The Company has not granted to any of the Directors, Supervisors or chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

APPENDIX	GENERAL INFORMATION

(b)	Interests and short positions of Shareholders disclosable pursuant to the SFO

So far as is known to the Directors, as at the Latest Practicable Date, Shareholders (other than the Directors, Supervisors or chief executive of the Company) who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Name of Shareholders	Class of Shares	Number of Shares held		Capacity	Type of interest	Percentage of share capital of the same class		Percentage of total share capital
						(%)		(%)
GRGC	A Shares	2,629,451,300	(L)	Beneficial owner	Corporate	46.52	(L)	37.12	(L)
Pacific Asset Management Co., Ltd.	H Shares	168,626,000	(L)	Investment manager	Corporate	11.78	(L)	2.38	(L)
Kopernik Global Investors LLC	H Shares	128,977,054	(L)	Investment manager	Corporate	9.01	(L)	1.82	(L)
Pandanus Associates Inc.	H Shares	85,518,000	(L)	Investment of a corporation controlled	Corporate	5.97	(L)	1.21	(L)

The letter “L” denotes a long position.

As at the Latest Practicable Date, each of Mr. Wu Yong, Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe as Directors, and Mr. Lei Chunliang, Mr. Chen Shaohong, Mr. Xiang Lihua and Mr. Meng Yong as Supervisors is a director and/or an employee of GRGC.

Save as disclosed in this circular, as of the Latest Practicable Date, so far as is known to the Directors, no other person had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital.

APPENDIX	GENERAL INFORMATION

(c)	Interests of the Directors, Supervisors and chief executive in assets/contracts and other interests

As at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2021 (being the date to which the latest published audited financial statements of the Company were made up).

As at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company is materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group and to which the Company was a party.

3.	COMPETING BUSINESS INTERESTS OF DIRECTORS

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors, Supervisors or chief executive of the Company or their respective close associates had any interest in a business which competes or may compete with the business of the Group.

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had entered or was proposing to enter into any service contracts with any member of the Group which does not expire or is not determinable by such member of the Group within one year without payment of compensation (other than statutory compensation).

5.	QUALIFICATION

The following is the name and qualification of the expert who has given opinion or advice contained in this circular:

Name	Qualification
VBG Capital	a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

APPENDIX	GENERAL INFORMATION

6.	EXPERT AND CONSENT

As at the Latest Practicable Date, VBG Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

As at the Latest Practicable Date, VBG Capital has confirmed that:

(a)

it did not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)

it did not have any direct or indirect interests in any assets which had been acquired, or disposed of by, or leased to any member of the Group, or are proposed to be acquired, or disposed of by, or leased to any member of the Group since 31 December 2021, the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2021 (being the date to which the latest published audited financial statements of the Group were made up).

8.	MISCELLANEOUS

(a)	All references to times in this circular refer to Hong Kong times.

(b)	The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

9.	DOCUMENT ON DISPLAY

A copy of the Comprehensive Services Framework Agreement will be available on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.gsrc.com) from the date of this circular and for a reasonable period of time (not less than 14 days).

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting or any adjournment thereof (the “EGM”) of the shareholders of Guangshen Railway Company Limited (the “Company”) will be held at the Meeting Room, 3/F, No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC on Tuesday, 6 December 2022 at 9:30 a.m. to consider and, if thought fit, pass the following ordinary resolution of the Company:

ORDINARY RESOLUTION

1.	THAT:

(a)

the comprehensive services framework agreement dated 28 September 2022 entered into between the Company and China State Railway Group Co., Ltd.* (中國國家鐵路集團有限公司) (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2025, be and are hereby approved; and

(b)

any one director of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do all such acts and things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement and/or give effect to the transactions under the Comprehensive Services Framework Agreement and all matters incidental or ancillary thereto.

- EGM-1 -

NOTICE OF EGM

Notes:

(1)

Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from Friday, 4 November 2022 to Tuesday, 6 December 2022 (both days inclusive), during which period no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Thursday, 3 November 2022. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Thursday, 3 November 2022, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

(2)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)

The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)

Shareholders who intend to attend the EGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Luohu District, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Wednesday, 16 November 2022.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.

(7)

The Novel Coronavirus (the “COVID-19”) pandemic is currently under effective control in the PRC through the continuous prevention and control efforts. Nevertheless, in view of the uncertainties of the COVID-19 pandemic, certain precautionary measures will be implemented at the EGM to protect attendees and staff from the risk of infection, which include, without limitation:

(i)	all attendees will be required to undergo compulsory body temperature check;

(ii)	all attendees will be required to wear face masks prior to admission to the meeting venue; and

(iii)	all attendees will be required to wear face masks throughout the EGM and sit at a distance from other attendees.

To the extent permitted by law, the Company reserves the right to deny entry into the EGM venue by attendees who do not comply with the precautionary measures above.

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NOTICE OF EGM

The company reminds shareholders who intend to attend the EGM in person that they should carefully consider the risks of attending the EGM in person, taking into account their own personal circumstances. Furthermore, the Company encourages shareholders to exercise their voting rights at the EGM by appointing the Chairman of the EGM as their proxy and to return their proxy forms by the time specified, instead of attending the EGM in person.

*	The English names are for identification purposes only

Registered office of the Company:

No.1052 Heping Road, Luohu District

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board Guangshen Railway Company Limited Tang Xiangdong Company Secretary

Shenzhen, the PRC

20 October 2022

As at the date of this notice, the executive directors are Mr. Wu Yong, Mr. Hu Lingling and Mr. Zhou Shangde; the non-executive directors are Mr. Guo Jiming, Mr. Hu Dan and Mr. Zhang Zhe; and the independent non-executive directors are Mr. Frederick Ma Si-Hang, Mr. Tang Xiaofan and Mr. Qiu Zilong.

- EGM-3 -